13010080

[TATES
[NGE COMMISSION
[.C. 20549

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
402

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2012 AND ENDING 12-31-2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GlobaLink Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3452 E. Foothill Boulevard, Suite 1040
(No. and Street)

Pasadena	CA	91107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JunHua Liao 626-964-5966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM
3/8/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Junhua Liao, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GlobaLink Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MICHAEL CHU
Commission # 1989938
Notary Public - California
Los Angeles County
My Comm. Expires Sep 28, 2016

Signature

President, CEO . Junhua Liao

Title

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 21st day of February, 2013, by JUNHUA LIAO proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MICHAEL CHU, NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Globalink Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2012

Contents

PART I

Report of Independent Auditor	1 - 2
Statement of Financial Condition	3
Statement of Income (Loss)	4
Statement of Changes in Shareholders' Equity	5
Statement of Changes in Financial Condition	6
Notes to Financial Statements	7 - 11

SCHEDULES

Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1	12 - 13
Schedule II - Revenues and Operating Expenses	14 - 15
Schedule III – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	16
Schedule IV – Information Relating to Possession or Control Requirements under Rule 15c3-3	17

PART II

Report on Internal Control	18 - 19

PART III

SIPC Supplemental Report	20 - 21

Joseph Yafeh CPA, Inc.

A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

Report of Independent Auditor

Board of Directors
Globalink Securities, Inc.
Pasadena, California

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Globalink Securities, Inc. (the Company) as of December 31, 2012 and related statements of income (loss), changes in shareholders' equity, and changes in financial condition for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of Amerivet Securities, Inc.'s management.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Globalink Securities, Inc. as of December 31, 2012, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. This supplementary information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
January 31, 2013

Globalink Securities, Inc.
Statement of Financial Condition
December 31, 2012

Assets

Cash	$ 47,541
Clearing broker deposits	149,804
Commissions receivable	217,545
Property and equipment net of $123,092 depreciation	17,387
Other assets – non allowable	25,984
Security deposit	10,219
Total Assets	$ 468,480

Liabilities and Shareholders' Equity

Liabilities	
Commissions payable	$ 224,669
Accounts payable	113,742
Total Liabilities	338,411
Shareholders' Equity	
Common stock - ($10 par value, 5,000 shares authorized, issued and outstanding)	50,000
Paid-in capital	2,174,830
Retained (Deficit)	(2,094,761)
Total Shareholders' Equity	130,069
Total Liabilities and Shareholders' Equity	$ 468,480

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2012

Revenues – Schedule, Page 15	$ 2,959,042
Cost of Sales	
Clearing house expense	328,210
Commissions	1,941,717
Total Cost of Sales	2,269,927
Gross Profit	689,115
Operating Expenses - Schedule, Page 15	(779,049)
(Loss) Before Tax Provision	(89,934)
Income Tax Provision	
Federal	--
State	800
Net (Loss)	$(90,734)

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2012

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2011	5,000	$50,000	$2,174,830	$(2,004,027)	$220,803
Net (Loss)				(90,734)	(90,734)
Balance, December 31, 2012	5,000	$50,000	$2,174,830	$(2,094,761)	$130,069

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2012

Cash Flows from Operating Activities	
Net (Loss)	$(90,734)
Depreciation	6,733
	(84,001)
Changes in operating assets and liabilities:	
Clearing broker's accounts	375
Commissions receivable	46,285
Non allowable assets	4,843
Cash overdrawn	(33)
Commissions payable	43,453
Accounts payable	1,228
Deferred tax payable	(8,900)
Income tax payable	(10,000)
Net cash used by operating activities	(6,750)
Cash Flow from Investing Activities	
Purchase of equipment	(3,141)
Cash Flow from Financing Activities	0
Net Decrease in Cash	(9,891)
Cash: Beginning of the Year	57,432
Cash: End of the Year	$ 47,541
Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 7,500

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Notes to Financial Statements
December 31, 2012

Note 1 – Organization and Nature of Business

Globalink Securities, Inc. (the Company), formerly Palm Springs Retirement Investments Corporation (PSRIC), was incorporated in the State of California on January 3, 1992 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through its two clearing brokers on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k) (2) (ii).

The stock of PSRIC was purchased on July 16, 1997 by Wall Street Holding Company (WSHC), the parent company of Globalink Securities, Inc.

On August 1, 2002, the stock of WSHC was purchased by a sole shareholder.

In 2003 the Company returned, to the above sole shareholder, the majority amount of his capital and then a group of new investors took control of the Company.

Note 2 -- Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Broker or dealer selling variable life insurance or annuities
- Solicitor of time deposits in a financial institution
- Put and call broker or dealer or option writer
- Private placements of securities

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Based upon the income reported, the commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business.

Note 2 -- Significant Accounting Policies (continued)

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Depreciation – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Note 3 – Fair Value (continued)

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements on a Recurring Basis
As of December 31, 2012

Assets	Level 1	Level 2	Level 3
Cash and Securities	$ 47,541	$ 0	$ 0
Clearing Broker Deposit	149,804	0	0
Total	$197,345	$ 0	$ 0

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2012, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$121,710	$ 0

Note 5 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2012, the Company had net capital of $56,315 which was $33,754 in excess of its required net capital requirement of $22,561. The Company's percentage of aggregate indebtedness, $338,411 to net capital was 601%.

Note 7 – Provision for Income Taxes

The Company files its Federal and state tax returns on the cash basis. Because of operating losses, approximately $2.7 million, carried forward from prior years, there is no Federal income tax and a state tax of approximately $12,000.

Because of the changes in ownership (See Note 1) the Company's historical losses (NOL's) get substantially reduced.

Note 8 – Deposit – Clearing Organization

The Company has an agreement with a clearing broker which requires a minimum deposit of $100,000.

Note 9 – Off Balance Sheet Risk

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to the transactions due to the possibility that customers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker.

Note 10 – Commitments and Contingencies

Leases - The Company has a new lease starting October 15, 2011 for five (5) years. The commitment is as follows:

2013	$ 84,200
2014	86,730
2015	89,300
2016	76,650
Total	$ 336,880

Legal Matters - In the normal course of business, the Company is occasionally named as a defendant in various legal matters. Currently, the Company is involved in a litigation proceeding with a former employee. The Company believes that the damages will not exceed $75,000. As a result this amount has been booked and reported as part of the accounts payable. In addition the Company is involved as the plaintiff in one case. Counsel for the Company has advised that at this stage of the proceedings, they could not offer an opinion as to probable outcome of the matter. Accordingly, no provision has been recorded in the accompanying financial statements

Globalink Securities, Inc.
Notes to Financial Statements
December 31, 2012

Note 11 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2012 through January 31, 2013, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Globalink Securities, Inc.
Schedule I -- Computation of Net Capital Requirements Pursuant To Rule 15c3-1
December 31, 2012

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 130,069
Haircut	(997)
Nonallowable assets - page 13	(72,757)
Net Capital	$ 56,315
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 22,561
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 22,561
Excess Capital	$ 33,754
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 22,474
Computation of Aggregate Indebtedness	
Total liabilities	$ 338,411
Percentage of aggregate indebtedness to net capital	601%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Net capital unaudited	$ 60,865
Audit adjustments	(4,550)
Net capital audited	$ 56,315

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Non Allowable Assets
December 31, 2012

Nonallowable Assets

Commission receivable	$ 19,167
Property and equipment	17,387
[(1)] Other assets	25,984
Security deposit	10,219
	$ 72,757

[(1)]Petty Cash	$ 539
NASD CRD Deposit	445
Loan Receivable – employee	25,000
	$25,984

See Accompanying Notes to Financial Statements

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

Schedule II
Independent Auditor's Report
On the Schedule of Revenues and Operating Expenses

Board of Directors
Globalink Securities, Inc.
Pasadena, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2012 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
January 31, 2013

Globalink Securities, Inc.
Schedule II
Schedule of Revenue and Operating Expenses
For the Year Ended December 31, 2012

Revenues	
Agency Commissions	$1,771,948
Mutual Funds	621,503
Insurance Commissions	186,962
Interest	11,710
Variable Product Commission	300,744
Direct Business Accruals	20,335
Other	45,840
Total Revenues	$2,959,042
Operating Expenses	
Accounting Fees	$ 8,109
Advertising	3,910
Auto Expenses	40,524
Deferred Tax Expense	(8,900)
Depreciation	6,733
Direct Business Accruals – offset	16,268
Insurance	15,321
Internet	12,592
Lawsuit Expenses	25,000
Licenses and Permits	830
Office Expense	4,142
Office Machine Rental	2,771
Payroll Taxes	30,270
Postage and Delivery	1,814
Professional Services	60,395
Registration	35,712
Rent	90,440
Salary	372,781
Supplies	10,491
Taxes and Assessments	8,093
Telephone	7,926
Trading Loss	7,348
Travel and Entertainment	20,821
Miscellaneous	5,658
Total Operating Expenses	$ 779,049

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Schedule III – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2012

A computation of reserve requirement is not applicable to Globalink Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Globalink Securities, Inc.
Schedule IV – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2012

Information relating to possession or control requirements is not applicable to Globalink Securities Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

Part II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Globalink Securities, Inc.
Pasadena, California

In planning and performing my audit of the financial statements of Globalink Securities Inc., (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Due to the fact that the Accounting Department of the Company is a one person operation, there is not sufficient segregation of duties for the year 2012. Therefore, there is a deficiency in the internal control but not a material weakness.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
January 31, 2013

Joseph Yafeh CPA, Inc.

A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

Part III

SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e) (4)

Board of Directors
Globalink Securities, Inc.
Pasadena, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Globalink Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in Globalink Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Globalink Securities, Inc.'s management is responsible for the Globalink Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
January 31, 2013